November 21, 2017

VIA EDGAR CORRESPONDENCE

John Reynolds, Assistant Director

Ruairi Regan

Brigitte Lippmann

Office of Beverages, Apparel and Mining

United States Securities Exchange Commission

Washington D.C. 20549

Mail Stop 3561

Re: Reed’s, Inc.

Registration Statement on Form S-1

Filed October 23, 2017

File No. 333-221059

Ladies and Gentlemen:

This letter sets forth the responses of Reed’s, Inc. (the “Company”) to the comments contained in your letter, dated November 6, 2017, relating to the above-referenced registration statement (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment.

Cover Page

1. We note several statements that rights holders may not know the subscription price at the time of exercise, such as on the cover page and on pages 4, 11, 40 and 53; however, you indicate that the subscription price will be disclosed. Please revise your disclosure accordingly.

We have revised the document to eliminate indication that we will be disclosing the subscription price.

Backstop Commitment, page 45

2. We note the substantial increase in share ownership by Raptor/ Harbor Reeds SPV LLC assuming full exercise of the backstop commitment and exercise of its subscription rights. Please tell us your consideration of whether such issuances will constitute a change of control.

Limitations to Backstop Commitment / Shareholder Approval

The backstop commitment will be reduced to the extent aggregate gross proceeds to Company from the exercise of rights by rights holders exceed $8 million and also to the extent of Raptor’s participation in the rights offering as a rights holder. Raptor may elect to increase the backstop commitment, however, Raptor’s investment is also limited to no greater than an aggregate of $6 million shares of common stock and common stock equivalents and $8,000,00, pursuant to shareholder approval obtained at our 2017 Annual Stockholders’ Meeting on September 29, 2017. At this meeting the shareholders also approved the potential change of control represented by this transaction.

Appointment of Directors

As part of the backstop transaction, the Company has agreed to appoint two persons designated by Raptor to our board of directors, subject to NYSE American approval. We have been advised by NYSE American that the number of directors Raptor is allowed to designate will be based on the size of Raptor’s investment and will be proportional to the amount of Raptor’s investment in this transaction.

NYSE American Standards

The NYSE American does not define change of control, and the exchange applies a subjective test on a case-by-case basis. Generally, purchases of between 20% and 30% of the outstanding share capital may be deemed to be a change of control, depending on the specific facts and circumstances applicable to the company. Due to the subjective nature of the test, conservative companies may obtain shareholder approval when the transaction results in the transfer of a relatively small portion of company securities, especially when that transfer comes with special voting rights or board representation. Counting is prospective and based on the total number of shares that could be issued, as opposed to retrospective and based on the shares that were in fact issued. The NYSE American also counts warrants toward the 20% threshold.

Percentage Acquired/ Beneficial Ownership

Assuming the minimum offering amount of $10.5 is raised from combined rights offering and backstop commitment and a subscription price of $1.75, the backstop provider will acquire 3,428,571 shares of our common stock and warrants to purchase 857,142 shares of common stock plus additional warrants to purchase 750,000 shares of common stock, following which the backstop provider would beneficially own approximately 28.8% of our outstanding common stock and will have acquired, in this transaction shares of common stock and right to acquire shares of common stock equal to 22.8% of the Company’s outstanding securities (measured post-transaction) and 31.8% of the Company’s outstanding securities (measured pre-transaction, excluding all other securities issued in rights offering).

Conclusion

A change of control is likely to be triggered pursuant to NYSE American rules and Raptor may become the largest shareholder of the Company. We will file a current report on Form 8-K in the event a change of control occurs.

Certain Relationships and Related Transactions, page 84

3. Please disclose your related party transactions with Raptor/ Harbor Reeds SPV LLC in this section including, for example, the April 21, 2017 Securities Purchase Agreement, or advise us why you believe disclosure is not required.

We have revised this section to disclose all related party transactions with Raptor/ Harbor Reeds SPV LLC.

The company is currently submitting, via EDGAR, Amendment No. 1 to the Registration Statement incorporating the changes discussed below in response to the Staff’s comment letter, as well as other changes.

If you have any further questions or comments, please do not hesitate to contact the undersigned, Ruba Qashu, Libertas Law Group Inc., at (949) 355-5405.

We appreciate the staff’s guidance and assistance in this matter.

Very truly yours,

Reed’s, Inc.

/s/ Ruba Qashu

Ruba Qashu

Libertas Law Group, Inc.

cc: Valentin Stalowir, Chief Executive Officer, Reed’s Inc.

Daniel Miles, Chief Financial Officer, Reed’s Inc.